Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 26, 2018

1.                                      Date, time and place: Held on July 26, 2018, at 8:30 am, at Rua Fidêncio Ramos, nº 302, 4º andar, Torre B, Edifício Vila Olímpia Corporate, bairro Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                      Call Notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of its Internal Regulations.

3.                                      Attendance: All the members of the Board of Directors of the Company: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva and Raul Calfat. It was justified the absence of Mr. Ernesto Lozardo, which was substituted, according to item 4 of Internal Rules, by its alternate, Mr. Leonardo Mandelblatt de Lima Figueiredo. According to the article 163, §3º of Corporate Law, all the members of the Fiscal Council attended the meeting: Messrs. Maurício Aquino Halewicz (Chairman of the Fiscal Council), Gilsomar Maia Sebastião and Domenica Eisenstein Noronha (via conference call).

4.                                      Meeting Board: Mr. José Luciano Duarte Penido — Chairman. Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                      Agenda: The members of the Board of Directors of the Company held a meeting for the purpose of resolving on: (i) the execution of the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. by Suzano Papel e Celuose S.A.”, to be entered into by and between the management of the Company, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with

CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the city of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”); (ii) the proposal to increase the compensation of the managers of the Company, approved by the Annual Shareholders’ General Meeting of the Company, held on April 27, 2018; and (iii) the convening of the Extraordinary General Meeting of the Company.

6.                                      Resolutions: After the review and discussion of the matters of the agenda, the attending members of the Board of Directors of the Company, by unanimous vote and without any restrictions or proviso whatsoever have decided to:

(i)              approve the execution of the Protocol and Justification, which was prepared pursuant to Articles 224, 225 and 252 of Law No. 6,404, dated as of December 15, 1976 (“Brazilian Corporation Law”), as well as of CVM Instruction No. 565, dated as of June 15, 2015, a copy of which is attached hereto as Schedule I, subject to the approval by the Extraordinary General Meeting of the Company, to the corporate approvals applicable to the companies that are parties to the transaction, as well as to the applicable conditions precedent, in accordance with the Protocol and Justification. The execution of the Protocol by the Company, represented by its officers, pursuant to the draft attached hereto as Exhibit I was also authorized;

(ii)        due to the possibility for the Transaction to imply the anticipation term of the variable remuneration due by the Company and the implementation of a retention plan for the Statutory Officers, with the aim to reinforce the retention of the key management of the Company, as authorized by the Protocol and Justification and recommended by the Remuneration and People Committee, it will be submitted to the Company’s General Meeting a new global amount for the compensation of the management of the Company for 2018, according to the terms of the materials sent to the Board members;

(iii)       approve the convening of the Extraordinary General Meeting of the Company, pursuant to Article 17, V, of the Company’s Bylaws, in order to resolve on the (i) approval of the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, within the scope of the merger of the Company’s shares into Holding, as set forth in the Protocol and Justification; (ii) approval of the Protocol and Justification; (iii) approval of the Transaction, as defined in the Protocol and Justification; (iv) authorization for the subscription, by the Company’s officers, of new shares to be issued by Holding; (v) approval of the proposal of a new global amount for compensation to the management for 2018, due to the possibility for the Transaction to imply the anticipation term of the variable compensation due by the Company and the implementation of retention plan for the Statutory Officers, as authorized by the Protocol and Justification; and (vi) appointment of alternate members to the Board of Directors of the Company, in view of the resignation presented by two alternate members effective as of May 1, 2018.

7.                                      Closure: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Meeting Board: Messrs. José Luciano Duarte Penido (Chairman) and Claudia Elisete Rockenbach Leal (Secretary). Board of Directors Members: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; João Carvalho de Miranda (Vice-President of the Board of Directors); João Henrique Batista de Souza Schmidt; Leonardo Mandelblatt de Lima Figueiredo (alternate of Mr. Ernesto Lozardo); Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat.

São Paulo, July 26, 2018.

Certify that this minutes are the truly copy of the original that is recorded in headquarters of the Company.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

The prospective financial information contained in the Financial Economic Valuation of Fibria Celulose S.A. was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The prospective financial information included in that document is the responsibility of, Suzano’s management. PricewaterhouseCoopers Auditores Independentes has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers Auditores Independentes does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers Auditores Independentes report included in this document relates to Eucalipto’s previously issued valuation report on the net book value based on the accounting records. It does not extend to the prospective financial information and should not be read to do so.

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